January 13, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Esq.

Re:     Advanced Cannabis Solutions, Inc.

Dear Mr. Schwall:

As per our conversation, please see the proposed change to respond to your oral comment.  Mr. Feinsod’s compensation has been added in tabular form.

Sincerely,

/s/ Arthur S. Marcus